UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 000-52679

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Results of Operations and Financial Condition.

On September 10, 2009, AutoChina International Limited (the “Company”) issued a press release disclosing its June 30, 2009 financial results.  A copy of the press release making the announcement is attached as Exhibit 99.1.

Other Events

Commencing September 10, 2009, the Company intends to hold presentations for current and/or potential shareholders. The presentation is attached as Exhibit 99.2.

On September 4, 2009, the Board of Directors of the Company adopted an amended form or Award Agreement for awards of the granting of options pursuant to the AutoChina International Limited 2009 Equity Incentive Plan (the “Plan”).  The Award Agreement has been amended to (i) accelerate vesting of the award upon a “Change in Control” of the Company, as such term is defined under the Plan and (ii) treat the recipient's demotion in employment status as a “Termination of Continuous Service” for purposes of terminating vesting of the award and limiting the exercise period under the Plan.  The Board of directors also approved the issuance of an aggregate of option to purchase 821,040 shares of the Companies ordinary shares.  The Form of Award Agreement is attached as Exhibit 10.1.

Financial Statements and Exhibits

Exhibit No.	Description

10.1	Form of Award Agreement

99.1	Press Release, dated September 10, 2009

99.2	Investor Presentation, dated September, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Date: September 10, 2009	By:	/s/ Yong Hui Li
Name: Yong Hui Li
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of Award Agreement

99.1	Press Release, dated September 10, 2009

99.2	Investor Presentation, dated September, 2009